UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2012

Commission File Number: 001-35158

PHOENIX NEW MEDIA LIMITED

Sinolight Plaza, Floor 16

No. 4 Qiyang Road

Wangjing, Chaoyang District, Beijing, 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Other Events

On December 21, 2012 Phoenix New Media Limited (“ifeng” or the “Company”) announced the resignation of an Executive Vice President, Mr. Yulin Wang, for personal reasons, effective December 31, 2012. Mr. Wang’s current responsibilities will be assumed by both Mr. Shuang Liu, Chief Executive Officer of the Company, and Mr. Ya Li, Chief Operating Officer of the Company.

“On behalf of the entire team at ifeng, I would like to thank Yulin for his many years of hard work and dedication at the Company during his tenure. We appreciate Yulin’s leadership and contribution to the development of our converged technology infrastructure and wish him the very best in his future endeavors,” commented Mr. Shuang Liu, CEO of ifeng.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX NEW MEDIA LIMITED

By:	/s/ Qianli LIU
Name:	Qianli LIU
Title:	Chief Financial Officer

Date: December 21, 2012

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